                                                Filed Pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-75213

            Prospectus Supplement E to Prospectus dated May 12, 1999

                         THE GOLDMAN SACHS GROUP, INC.

                              6.65% Notes due 2009
[GOLDMAN SACHS LOGO]

                            ------------------------

     You should read this prospectus supplement, which describes the fourth quarter and full year earnings reported by Goldman Sachs, in conjunction with the prospectus dated May 12, 1999 and Prospectus Supplement D dated October 7, 1999.

     See "Risk Factors" beginning on page 11 of the prospectus dated May 12, 1999 to read about factors you should consider before investing in any notes.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

     Goldman, Sachs & Co., a subsidiary of Goldman Sachs, will use this prospectus supplement in connection with offers and sales of the notes in market-making transactions.

                              GOLDMAN, SACHS & CO.

                            ------------------------

                 Prospectus Supplement dated December 21, 1999.

                              RECENT DEVELOPMENTS

     On December 21, 1999, The Goldman Sachs Group, Inc. reported net earnings of $723 million for its fiscal fourth quarter ended November 26, 1999. Net earnings for the full fiscal year ended November 26, 1999 were $2.7 billion. Net earnings for the year were reduced by non-recurring items of $672 million related to Goldman Sachs' conversion to corporate form in May.

                              BUSINESS LINE REVIEW

INVESTMENT BANKING

     FOURTH QUARTER. Net revenues in Investment Banking were $1.3 billion, a 13% increase over the prior quarter and 59% above the same 1998 period. Goldman Sachs' equity underwriting and advisory businesses, both in the United States and internationally, performed strongly as buoyant global equity markets continued to stimulate healthy deal flow in both new issues and mergers and acquisitions. Net revenue growth compared to last year's fourth quarter was particularly strong in the communications, media and entertainment, high technology and energy and power sectors.

     FULL YEAR. Investment Banking generated net revenues of $4.4 billion for the full year, a 29% increase over 1998. Goldman Sachs' equity underwriting business benefited from favorable global economic conditions, which led major equity market indices higher and new issue activity to record levels. Goldman Sachs maintained its leading position in the advisory business and benefited from an increase in global merger and acquisition activity. Net revenue growth was driven by strong performances in the United States and Europe, particularly in the communications, media and entertainment, high technology, energy and power, and healthcare sectors.

TRADING AND PRINCIPAL INVESTMENTS

     FOURTH QUARTER. Net revenues in Trading and Principal Investments were $1.3 billion for the quarter, substantially above last year's fourth quarter in all major components of the business, but 14% lower than the third quarter of 1999, primarily due to reduced customer activity in commodities and lower transaction flow in both foreign currency and fixed income markets. The increase in FICC net revenues compared to the fourth quarter of 1998 was primarily due to a recovery in the fixed income markets, which were negatively affected a year ago by a dramatic widening of credit spreads and reduced liquidity. Net revenues in equities increased over the prior year period primarily due to strength in derivatives and arbitrage and improved performance in convertible securities. Net revenues in principal investments increased over the prior year period due to mark-to-market gains on certain of Goldman Sachs' merchant banking investments, particularly in the telecommunications and high technology sectors.

     FULL YEAR. Net revenues in Trading and Principal Investments were $5.8 billion compared to $2.4 billion in 1998, as substantially all components of the business recovered from the global market turmoil of the second half of 1998. Net revenues in FICC nearly doubled as growth in Goldman Sachs' credit-sensitive businesses and commodities was partially offset by lower net revenues in currencies. The significant net revenue growth in equities was primarily due to strength in arbitrage and convertibles and increased customer flow in derivatives and global shares. Net revenues from principal investments increased dramatically due to mark-to-market gains on certain of Goldman Sachs' merchant banking investments, particularly in the high technology and telecommunications sectors.

ASSET MANAGEMENT AND SECURITIES SERVICES

     FOURTH QUARTER. Net revenues in Asset Management and Securities Services were $917 million, an increase of 13% over the third quarter and 21% above the fourth quarter of 1998. Asset management revenues increased 47% over last year's fourth quarter, primarily reflecting a 29% increase in average assets under management. Securities services net revenues were 3% lower than the same 1998 period as net revenue growth in Goldman Sachs' securities lending and margin lending businesses was offset by reduced spreads in the fixed income matched book. Commissions rose by 21% compared to the prior year period due to higher worldwide transaction volumes in equity securities.

     FULL YEAR. Net revenues in Asset Management and Securities Services were $3.2 billion, an increase of 16% compared to fiscal 1998. Asset management revenues increased 36%, primarily reflecting a 32% increase in average assets under management as well as favorable changes in the composition of assets managed. Securities services net revenues were up 6%, due to increased customer balances in Goldman Sachs' securities lending and margin lending businesses, partially offset by reduced spreads in the fixed income matched book. Commissions rose by 11% as fees earned on higher transaction volumes in equity securities were partially offset by a reduction in Goldman Sachs' increased share of gains from its merchant banking funds.

                                 EXPENSE REVIEW

     Operating expenses were $11.4 billion for the full fiscal year, including non-recurring charges of $2.5 billion related to Goldman Sachs' conversion to corporate form. The ratio of compensation and benefits to net revenues was 48.4% for the full year, compared to 50% for the nine-month fiscal period ended August 27, 1999. Non-compensation-related expenses, excluding the charitable contribution of $200 million made in connection with Goldman Sachs' conversion to corporate form, rose 23% compared to 1998, due to higher employment levels, global expansion and growth in business activity.

     Goldman Sachs' effective tax rate for the corporate period from May 7, 1999 to the end of the fiscal year was 40%, excluding a non-recurring tax benefit of $1.8 billion related to its conversion to corporate form.

                                    CAPITAL

     As of November 26, 1999, total capital was $31.1 billion, consisting of $10.1 billion in stockholders' equity and $21.0 billion in long-term debt. Book value per share was $20.94, based on common shares outstanding, including restricted stock units granted to employees with no future service requirements, of 484,566,184 at period end.

                                    DIVIDEND

     On December 20, 1999, the Board of Directors of The Goldman Sachs Group, Inc. declared a dividend of $0.12 per share to be paid on February 24, 2000, to voting and nonvoting common shareholders of record on January 24, 2000.

                 THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES

                           BUSINESS LINE NET REVENUES
                                  (unaudited)
                                ($ in millions)

                                                                                                                    CHANGE
                                         THREE MONTHS ENDED               CHANGE FROM         FISCAL YEAR ENDED      FROM
                                  --------------------------------   ---------------------   -------------------   --------
                                  NOV. 26,   AUGUST 27,   NOV. 27,   AUGUST 27,   NOV. 27,   NOV. 26,   NOV. 27,   NOV. 27,
                                    1999        1999        1998        1999        1998       1999       1998       1998
                                  --------   ----------   --------   ----------   --------   --------   --------   --------
Investment Banking
Financial advisory..............   $  622      $  616      $  414         1%          50%    $ 2,270     $1,774       28%
Underwriting....................      683         534         407        28           68       2,089      1,594       31
                                   ------      ------      ------                            -------     ------
Total Investment Banking........   $1,305      $1,150      $  821        13           59     $ 4,359     $3,368       29
                                   ------      ------      ------                            -------     ------
Trading and Principal
  Investments
FICC............................   $  414      $  661      $ (671)      (37)%       N.M.%    $ 2,862     $1,438       99%
Equities........................      430         458         136        (6)         216       1,961        795      147
Principal investments...........      407         328        (128)       24         N.M.         950        146     N.M.
                                   ------      ------      ------                            -------     ------
Total Trading and Principal
  Investments...................   $1,251      $1,447      $ (663)      (14)        N.M.     $ 5,773     $2,379      143
                                   ------      ------      ------                            -------     ------
Asset Management and Securities
  Services
Asset management................   $  282      $  221      $  192        28%          47%    $   919     $  675       36%
Securities services.............      196         195         202         1           (3)        772        730        6
Commissions.....................      439         395         363        11           21       1,522      1,368       11
                                   ------      ------      ------                            -------     ------
Total Asset Management and
  Securities Services...........   $  917      $  811      $  757        13           21     $ 3,213     $2,773       16
                                   ------      ------      ------                            -------     ------
Total net revenues..............   $3,473      $3,408      $  915         2          280     $13,345     $8,520       57
                                   ======      ======      ======                            =======     ======

                                     * * *

                            ASSETS UNDER SUPERVISION
                                  (unaudited)
                                ($ in millions)

                                               AS OF                        CHANGE FROM           AS OF
                                 ----------------------------------    ----------------------    --------
                                 NOV. 26,    AUGUST 27,    NOV. 27,    AUGUST 27,    NOV. 27,    NOV. 28,
                                   1999         1999         1998         1999         1998        1997
                                 --------    ----------    --------    ----------    --------    --------
Assets under management........  $258,045     $220,522     $194,821         17%          32%     $135,929
Other client assets............   227,424      192,034      142,018         18           60       102,033
                                 --------     --------     --------                              --------
Total assets under
  supervision..................  $485,469     $412,556     $336,839         18           44      $237,962
                                 ========     ========     ========                              ========

                 THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                                  (unaudited)

                                             THREE MONTHS ENDED                      YEAR ENDED
                                  ----------------------------------------   ---------------------------
                                  NOVEMBER 26,   AUGUST 27,   NOVEMBER 27,   NOVEMBER 26,   NOVEMBER 27,
                                      1999          1999          1998           1999           1998
                                  ------------   ----------   ------------   ------------   ------------
                                           )            (in millions, except share and per share amounts
Revenues:
Investment banking..............     $1,305        $1,150        $  821        $ 4,359        $ 3,368
Trading and principal
  investments...................      1,218         1,423          (704)         5,758          2,015
Asset management and securities
  services......................        736           629           554          2,524          2,085
Interest income.................      3,453         3,238         3,606         12,722         15,010
                                     ------        ------        ------        -------        -------
         Total revenues.........      6,712         6,440         4,277         25,363         22,478

Interest expense, principally on
  short-term funding............      3,239         3,032         3,362         12,018         13,958
                                     ------        ------        ------        -------        -------
  Revenues, net of interest
    expense.....................      3,473         3,408           915         13,345          8,520

Operating expenses:
Compensation and benefits,
  excluding employee initial
  public offering awards........      1,527         1,704           272          6,459          3,838
Non-recurring employee initial
  public offering awards........         --            --            --          2,257             --
Amortization of employee initial
  public offering awards........        114           115            --            268             --
Brokerage, clearing and exchange
  fees..........................        118           108           123            446            424
Market development..............        117            92            86            364            287
Communications and
  technology....................         82            75            76            306            265
Depreciation and amortization...        108            71            84            337            242
Occupancy.......................         93            76            60            314            207
Professional services and
  other.........................        105            85           107            402            336
Charitable contribution.........         --            --            --            200             --
                                     ------        ------        ------        -------        -------
         Total operating
           expenses.............      2,264         2,326           808         11,353          5,599

Pre-tax earnings................      1,209         1,082           107          1,992          2,921
Provision/(benefit) for taxes...        486           444            63           (716)           493
                                     ------        ------        ------        -------        -------
Net earnings....................     $  723        $  638        $   44        $ 2,708        $ 2,428
                                     ======        ======        ======        =======        =======

Earnings per share:
Basic...........................       1.51        $ 1.34                      $  5.69
Diluted.........................       1.48          1.32                         5.57

Average common shares
  outstanding:
Basic...........................  477,395,104    474,694,245                 475,883,756
Diluted.........................  489,011,804    483,892,677                 485,803,960